United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-92214

Cellco Partnership

(Exact name of registrant as specified in its charter)

One Verizon Way, Basking Ridge, NJ 07920 (908) 559-7000

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

5.375% Notes due 2006

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule12g-4(a)(1)(i)	☐	Rule12h-3(b)(1)(i)	☒
Rule12g-4(a)(1)(ii)	☐	Rule12h-3(b)(1)(ii)	☐
Rule12g-4(a)(2)(i)	☐	Rule12h-3(b)(2)(i)	☐
Rule12g-4(a)(2)(ii)	☐	Rule12h-3(b)(2)(ii)	☐
		Rule15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Cellco Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 18, 2006

By:	Cellco Partnership

By:	/s/ Steven E. Zipperstein

	Name:	Steven E. Zipperstein
	Title:	Vice President – Legal & External
Affairs, General Counsel and
Secretary

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